Exhibit 3.1

OREXIGEN THERAPEUTICS, INC.

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES Z NON-CONVERTIBLE, NON-VOTING PREFERRED STOCK

Orexigen Therapeutics, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that, pursuant to authority conferred upon the Company’s Board of Directors (the “Board”) by the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”) and pursuant to Section 151 of the DGCL, the Board adopted resolutions (i) authorizing a new series of the Company’s previously authorized preferred stock, par value $0.001 per share (the “Preferred Stock”), and (ii) providing for the designations, preferences, and relative, optional or other rights, and the qualifications, limitations or restrictions thereof, of 220,000 shares of Series Z Non-Convertible Non-Voting Preferred Stock of the Company, as follows:

RESOLVED, that the Company is authorized to issue up to 220,000 shares of Series Z Non-Convertible Non-Voting Preferred Stock, par value $0.001 per share, which shall have the following terms, designations, preferences and other special rights:

Series Z Preferred Stock

(1) DESIGNATION AND NUMBER. A series of Preferred Stock, designated the “Series Z Non-Convertible Non-Voting Preferred Stock” (the “Series Z Preferred Stock”), is hereby established. The total number of authorized shares of Series Z Preferred Stock shall be 220,000.

(2) RANK. The Series Z Preferred Stock shall, with respect to dividend and redemption rights and rights upon liquidation, dissolution or winding up of the Company, rank senior to all classes or series of shares of common stock of the Company, par value $0.001 per share (“Common Stock”) of the Company and to all other equity securities issued by the Company from time to time (together with the Common Stock, the “Junior Securities”). The term “equity securities” shall not include convertible debt securities unless and until such securities are converted into equity securities of the Company.

(3) FUNDAMENTAL CHANGE AMOUNT.

(a)	If a Fundamental Change occurs at any time prior to the Expiration Date, (i) the holders of shares of Series Z Preferred Stock then outstanding shall be immediately paid, out of the assets of the Company or the proceeds of such Fundamental Change, as applicable, and legally available for distribution to its stockholders, an amount in cash equal to the Fundamental Change Amount per share of Series Z Preferred Stock, if any; and (ii) no distributions or payments shall be made in respect of any Junior Securities unless all Fundamental Change Amounts, if any, are first paid in full.

(b)	In the event that, upon any such Fundamental Change, the legally available assets of the Company and proceeds of such Fundamental Change are insufficient to pay the full amount of the Fundamental Change Amount on all outstanding shares of Series Z Preferred Stock, then the holders of the Series Z Preferred Stock shall share ratably in any such distribution of assets in proportion to the full Fundamental Change Amount to which they would otherwise be respectively entitled.

(c)	In furtherance of the foregoing, the Company shall take such actions as are necessary to give effect to the provisions of this Section 3 including, without limitation, (i) in the case of a Change in Control structured as a merger, consolidation or similar reorganization, causing the definitive agreement relating to such transaction to provide for a rate at which the shares of Series Z Preferred Stock are converted into or exchanged for cash or (ii) in the case of a Change in Control structured as an asset sale or a transfer of Capital Stock of the Company, as promptly as practicable following such transaction, either dissolving the Company and distributing the assets of the Company in accordance with applicable law or redeeming all outstanding shares of Series Z Preferred Stock and, in the case of both (i) and (ii), giving effect to the preferences and priorities set forth in this Section 3.

(d)	Except as limited by Section 3(b), to the extent the full amount required to be paid to the holders of Series Z Preferred Stock pursuant to Section 3(a) are not paid within sixty days of a Fundamental Change, any such unpaid Fundamental Change Amount shall increase by twenty-five percent (25%) each thirty days thereafter (pro rated for partial periods) until paid in full.

(e)	After payment of the full amount of the Fundamental Change Amount (subject to limitation pursuant to Section 3(b)), the holders of Series Z Preferred Stock will have no right or claim to any of the remaining assets of the Company.

(f)	Upon the Company’s provision of written notice as to the effective date of any Fundamental Change, accompanied by cash payment in the amount of the full Fundamental Change Amount to each record holder of the Series Z Preferred Stock, the Series Z Preferred Stock shall no longer be deemed outstanding shares of the Company and all rights of the holders of such shares will terminate. Such notice shall be given by first class mail, postage pre-paid, to each record holder of the Series Z Preferred Stock at the respective mailing addresses of such holders as the same shall appear on the share transfer records of the Company.

(4) DEFINITIONS.

(a)	“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that for purposes of the definition of “Baupost Related Purchasers,” “control” when used with respect to any specified Person, means the ownership of 50% or more of the Capital Stock of such Person. Notwithstanding anything to the contrary herein, the determination of whether one Person is an “Affiliate” of another Person for purposes of this Warrant shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder. “Affiliated Entities” means, with respect to any Holder, means (i) any Affiliate of such Holder, and (ii) any fund that is administered or managed by such Holder, any Affiliate of such Holder or any entity or an Affiliate of an entity that administers or manages such Holder.

(b)

“Baupost Related Purchaser” means (a) each affiliated investment entity and/or other Affiliate of Baupost Group Securities, L.L.C. or The Baupost Group, L.L.C. and (b) each fund, investor, entity or account that is managed, sponsored or advised by The Baupost Group, L.L.C., Baupost Group Securities, L.L.C. or any of their respective Affiliates.

(c)	“Business Day” means any day other than (x) a Saturday, (y) a Sunday or (z) a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

(d)	“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity; provided that “Capital Stock” shall not include any indebtedness that is convertible or exchangeable for Capital Stock.

(e)	A “Change in Control” shall be deemed to have occurred if any of the following occurs after the Original Issue Date:

(i)	any “person” or “group” (other than any Permitted Holders (as defined below)) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”) is or becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of the Company’s voting stock representing 50% or more of the total voting power of all outstanding classes of the Company’s voting stock entitled to vote generally in elections of directors;

(ii)	the consummation of (A) any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision, combination or change in par value and any recapitalization, reclassification or change of the Common Stock pursuant to a transaction described in Clause (B) below) as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation, merger or similar transaction involving the Company pursuant to which the Common Stock will be converted into, or exchanged for, cash, securities or other property; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one or more of the Company’s Wholly Owned Subsidiaries; provided that a transaction described in clause (A) or (B) above pursuant to which the Persons that “beneficially owned,” directly or indirectly, the shares of the Company’s voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee Person and such holders’ proportional voting power immediately after such transaction vis-à-vis each other with respect to the securities they receive in such transaction shall be in substantially the same proportions as their respective voting power vis-à-vis each other immediately prior to such transaction shall not constitute a “Change in Control”; or

(iii)	the Board of Directors or holders of the Capital Stock of the Company approve any plan or proposal for the liquidation, dissolution or winding up of the Company;

provided, however, that a Change in Control shall not be deemed to have occurred if at least 90% of the consideration received or to be received by the holders of the Common Stock in a transaction or transactions described under clause (ii) above, excluding cash payments for any fractional share and cash payments made pursuant to dissenters’ appraisal rights, consists of shares of common stock traded on The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors), or will be so traded immediately following such transaction. In addition, for purposes of this definition, a transaction or event described under both clause (i) and clause (ii) above (whether or not the exceptions in clause (ii) apply) shall be evaluated solely under clause (b) of this definition of Change in Control. If any transaction in which the Common Stock is replaced by, converted into or exchanged for property consisting of common equity of another entity, following the effective date of the related transaction that would have been a Fundamental Change but for the proviso immediately following clause (iii)(C) of this definition, references to the Company in this definition shall instead be references to such other entity.

(f)	“Daily VWAP” means the per share volume-weighted average price of the Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “OREX <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of the Common Stock on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

(g)	“Fundamental Change” means the occurrence of a Change in Control or a Termination of Trading or a Fundamental Change (as defined under the Indenture, dated as of December 6, 2013, by and between the Company and Wilmington Trust, National Association, but excluding clause (1) thereof).

(h)	“Fundamental Change Maximum Amount” means $225.

(i)

“Fundamental Change Amount” means an amount equal to the lesser of (i) the amount by which the Fundamental Change Premium Amount exceeds the amount received by holders of each 1,000 shares of Common Stock (such number of shares of Common Stock to be proportionately increased to reflect any Common Stock split or Common Stock dividend or similar event payable on Common Stock after the Original Issue Date and proportionately decreased to reflect any Common Stock combination or Common Stock reverse split or similar event payable on Common Stock after the Original Issue Date) upon such Fundamental Change (the “Common Stock Amount”) and (ii) the Fundamental Change Maximum Amount; provided that, in the case the holders of Common Stock of the Company do not receive any amounts out of the assets of the Company or the proceeds of such Fundamental Change the “Common Stock

Amount” for purposes of clause (i) of this sentence shall be equal to 1,000 (such number to be proportionately increased to reflect any Common Stock split or Common Stock dividend or similar event payable on Common Stock after the Original Issue Date and proportionately decreased to reflect any Common Stock combination or Common Stock reverse split or similar event payable on Common Stock after the Original Issue Date) multiplied by the average of the Daily VWAP for the five (5) Trading Days immediately preceding the effective date of such Fundamental Change. For the avoidance of doubt, if the Fundamental Change Premium Amount does not exceed the Common Stock Amount, then the Fundamental Change Amount will be $0.

(j)	“Fundamental Change Premium Amount” means $975.

(k)	“Original Issue Date” means March 21, 2016.

(l)	“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

(m)	“Permitted Exchange” means any of The New York Stock Exchange, The Nasdaq Global Select Market, The Nasdaq Global Market, The Nasdaq Capital Market (or any of their respective successors).

(n)	“Permitted Holders” means Baupost Group Securities, L.L.C., any Baupost Related Purchaser and any of their Affiliated Entities and any group including any of the foregoing.

(o)	“Relevant Market” means, as of any day, The Nasdaq Global Select Market or, if the Common Stock is not listed on The Nasdaq Global Select Market on such day, the principal other U.S. national or regional securities exchange on which the Common Stock is then listed for trading.

(p)	“Subsidiary” means, with respect to the Company, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company; (ii) the Company and one or more Subsidiaries of the Company; or (iii) one or more Subsidiaries of the Company.

(q)	“Termination of Trading” means the Common Stock (or other capital stock for which the Common Stock was exchanged) ceases to be listed or quoted on a Permitted Exchange, or the announcement by any Permitted Exchange on which the Common Stock (or such other common stock) is trading that the Common Stock (or such other common stock) has been delisted (or admission has been revoked) and will not be immediately relisted or readmitted for trading on any Permitted Exchange.

(r)	“Trading Day” means a day on which (i) the Relevant Market is open for trading with a scheduled closing time of 4:00 p.m. (New York City time) or the then-

standard closing time for regular trading on the Relevant Market and (ii) a Closing Sale Price for the Common Stock is available on the Relevant Market; provided that if the Common Stock is not listed on a Relevant Market, “Trading Day” means a Business Day.

(s)	“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “50%” in the definition of “Subsidiary” shall be deemed replaced by a reference to “100%” (other than directors’ qualifying shares and shares issued to foreign nationals as required under applicable law).

(5) LIMITATIONS ON REDEMPTION. Unless the full Fundamental Change Amount on all shares of Series Z Preferred Stock shall have been paid, no shares of Series Z Preferred Stock shall be redeemed or otherwise acquired, directly or indirectly, by the Company unless all outstanding shares of Series Z Preferred Stock are simultaneously redeemed or acquired, and the Company shall not purchase or otherwise acquire, directly or indirectly, any shares of any Junior Securities of the Company (except by exchange for shares of Junior Securities); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Series Z Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series Z Preferred Stock.

(6) VOTING RIGHTS. Except as provided in this Section, the holders of the Series Z Preferred Stock shall not be entitled to vote on any matter submitted to the stockholders of the Company for a vote. Notwithstanding the foregoing, the Company shall not (and shall not have the power to), by merger, consolidation, reclassification, amendment or otherwise without first obtaining the consent of the holders of at least seventy percent (70%) of the outstanding shares of Series Z Preferred Stock, voting as a separate class, directly or indirectly, take or permit any of the following: (a) the authorization or issuance of any equity security senior to or on a parity with the Series Z Preferred Stock with respect to payments on a Fundamental Change, (b) any amendment to the Company’s Charter or bylaws which effects the rights, preferences or privileges of the Series Z Preferred Stock in a manner that is adverse and disproportionate to the effect of such amendment on the rights, preferences or privileges of the other authorized classes or series of capital stock of the Company or which increases the number of authorized or issued shares of Series Z Preferred Stock, (c) any amendment to this Certificate of Designation which adversely affects the rights, preferences or privileges of the Series Z Preferred Stock, (d) reclassification of any Series Z Preferred Stock, or (e) the consummation of any Fundamental Change unless each holder of Series Z Preferred Stock receives in cash upon the occurrence of the Fundamental Change the amount provided for in Section 3.

(7) CONVERSION. The shares of Series Z Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company.

(8) TERM. Any outstanding shares of Series Z Preferred Stock shall expire on the earlier to occur of (a) December 31, 2020 or (b) upon receipt of the consent of the holders of at least seventy percent (70%) of the outstanding shares of Series Z Preferred Stock, voting as a separate class (such earlier date, the “Expiration Date”) and shall no longer be deemed outstanding shares of the Company and all rights of the holders of such shares will terminate; provided, there if a Fundamental Change occurs prior to December 31, 2020, the Expiration Date shall be extended until the holders of Series Z Preferred Stock receives in cash upon the occurrence of the Fundamental Change, the amount provided for in Section 3. Any shares of Series Z Preferred Stock that have expired, or shall at any time have been redeemed or otherwise acquired by the Company, shall, after such expiration, redemption or acquisition, have the status of authorized but unissued shares of Preferred Stock which may be issued by the Board from time to time at its discretion.

(9) LEGEND. In the event the Board determines that the shares of Series Z Preferred Stock shall be certificated, the Company shall include on such certificates any legends that the Board determines to be necessary or appropriate.

(10) DEFINITIONS. Capitalized terms used herein without definition shall have the same meanings given to such terms in the Charter.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation, Preferences and Rights to be duly executed in its name and on its behalf on this [●] day of March, 2016.

OREXIGEN THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page – Orexigen Therapeutics, Inc. Certificate of Designation]